FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 19, 2017

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Press release dated October 19, 2017 – Cellcom Israel Ltd. Announces Annual General Meeting of Shareholders

2.	Notice of the Annual General Meeting Of Shareholders – Proxy Statement

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, October 19, 2017 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, November 29, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Monday, October 30, 2017.

The agenda of the Meeting is as follows:

(1-3)	re-election of Mauricio Wior, Shlomo Waxe and Ephraim Kunda as directors;

(4)	amendment of the Company’s Compensation Policy;

(5)	approval of Annual Cash Bonus formula for the Company's CEO;

(6)	approval of Special Cash Bonus for the Company's CEO;

(7)	reappointment of Somekh Chaikin, a member of KPMG International as our independent auditors; and

(8)	consideration of our audited financial statements for the year ended December 31, 2016.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1-3 and 7 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Items 4-6 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the proposal voted at the meeting vote in favor of the proposal; or (ii) the total number of shares among the shareholders described in section (i) above voted against the proposal does not exceed 2% of the aggregate voting rights in the Company.

Item 8 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about November 2, 2017, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.779 million cellular subscribers (as at June 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2017 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, November 29, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1-3)	re-election of Mauricio Wior, Shlomo Waxe and Ephraim Kunda as directors;

(4)	amendment of the Company’s Compensation Policy;

(5)	approval of Annual Cash Bonus formula for the Company's CEO;

(6)	approval of Special Cash Bonus for the Company's CEO;

(7)	reappointment of Somekh Chaikin, a member of KPMG International as our independent auditors; and

(8)	consideration of our audited financial statements for the year ended December 31, 2016.

Shareholders of record at the close of business on Monday, October 30, 2017 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member.  Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,
Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated:  October 19, 2017

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2017 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2017 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday,  November 29, 2017, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1-3)	re-election of Mauricio Wior, Shlomo Waxe and Ephraim Kunda as directors;

(4)	amendment of the Company’s Compensation Policy;

(5)	approval of Annual Cash Bonus formula for the Company's CEO;

(6)	approval of Special Cash Bonus for the Company's CEO;

(7)	reappointment of Somekh Chaikin, a member of KPMG International as our independent auditors; and

(8)	consideration of our audited financial statements for the year ended December 31, 2016.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than October 26, 2017.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on Monday, October 30, 2017 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about November 2, 2017 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 30, 2017, 100,641,612 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations – Cellular Segment - Our Cellular License”  of our Annual Report for 2016 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 20, 2017, or our 2016 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at http://investors.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If you do not mark this box, your vote will not be counted.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf.

Currency

Our financial statements are denominated in New Israeli Shekels ("NIS"). On September 30, 2017, the representative rate of exchange published by the Bank of Israel was NIS 3.529 to US$ 1.00.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of September 30, 2017, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of September 30, 2017. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,641,612 ordinary shares outstanding as of September 30, 2017. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Koor Industries Ltd., or Koor*	45,926,502	45.65%
Psagot Investment House Ltd.**	7,111,029	7.07%
Clal Insurance Enterprises Holdings Ltd., or Clal***	5,095,543	5.06%
Directors and executive officers as a group (17 persons)****	1,306,647	1.3%

*
In September 2017, our shares held by Discount Investment Corporation Ltd., or DIC (as well as DIC's holdings in a wholly owned subsidiary which also holds our shares (namely, DIC Communication and Technology Ltd., or DICC, an Israeli company)), were transferred to Koor.  Koor is a private company, wholly owned by DIC.  DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned 70.76% by IDB Development Corporation Ltd., or IDB.

Koor's holdings include 30,325,647 ordinary shares held by Koor directly, 12,188,355 ordinary shares held by DICC, a wholly-owned subsidiary of Koor, and 3,412,500 ordinary shares (representing approximately 3.39% of our issued and outstanding shares) held by a few shareholders whose voting rights are vested in Koor. Does not include (1) the holdings of Clal, which is a subsidiary of IDB, noted separately in the table, and (2) 624,175 ordinary shares (representing approximately 0.62 % of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by subsidiaries of DIC. DIC has directly appointed one director in our company pursuant to our cellular license and our articles of association.

To our best knowledge, as of September 30, 2017, IDB, a private Israeli company whose debentures are traded on the Tel Aviv Stock Exchange, was wholly owned by various companies controlled by Mr. Eduardo Elzstain. Companies controlled by Mr. Elsztain also hold an additional approximately 6.39% of DIC's outstanding shares.

Approximately 70.65% of DIC's outstanding shares have been pledged by IDB as collateral to secure its TASE-listed debentures issued in November 2016.

Based on the foregoing, DIC (by reason of its control of Koor), IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with Koor the power to vote and dispose of our shares beneficially owned by Koor. Each of these entities (other than DIC and Koor) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Concentration Law, IDB and DIC may not retain control over our company beyond December 2019 so long as we are a third layer company in their pyramidal structure.  IDB has announced that after reviewing possible ways to deal with this restriction, IDB has entered into a term sheet for the sale of its holdings in DIC to a private company controlled by IDB's controlling shareholder, subject to the fulfilment of certain conditions and approvals, by December 2017. There can be no assurance of how or when this would occur, if at all. For information about the Concentration Law, see our 2016 Annual Report under "Item 3.D - legislation in Israel affecting corporate conglomerates could adversely affect us."

**
Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 15, 2017, it has shared dispositive power with respect to 7,111,029 shares and shared voting power with respect to 4,494,440 shares.

**
Clal is a TASE-listed subsidiary of IDB. Based on a Schedule 13G filed by Clal with the SEC on June 15, 2017, 423,938 shares are held for its own account and the remainder is held for members of the public through, among others, provident funds, pension funds, insurance policies which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

****
Includes 1,252,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following September 30, 2017, and 54,647 ordinary shares held by Mr. Ami Erel as of September 30, 2017.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our 2016 Annual Report.

AGENDA OF THE 2017 ANNUAL GENERAL MEETING

Items 1 - 3 – Re-election of Directors

Our Board of Directors is currently comprised of six directors - Ami Erel (Chairman), Mauricio Wior (Vice Chairman), Shlomo Waxe, Ephraim Kunda, Ronit Baytel and Joseph Barnea.

At the Meeting, the shareholders will be asked to re-elect each of Mauricio Wior, Shlomo Waxe and Ephraim Kunda to our Board of Directors to serve until the next Annual General Meeting or their earlier resignation or removal from this office.

Mr. Mauricio Wior was appointed as a member of our Board of Directors and Vice Chairman by our Board of Directors as of January 2017 and until our 2017 annual meeting of shareholders.

Mr. Shlomo Waxe and Mr. Efraim Kunda have been designated as "independent directors" under the Israeli Companies Law, 1999 (the "Companies Law"). Mr. Shlomo Waxe is currently serving his twelfth year as a director. Our Audit Committee and our Board of Directors have recommended the re-election of Mr. Waxe as an independent director for an additional term until our next annual general meeting of shareholders due to Mr. Waxe's expertise and extensive and in-depth knowledge and familiarity with the communications field (both its technical and regulatory aspects), his business experience (as summarized below) and his knowledge of the Company.  In light of Mr. Waxe's significant contributions to the Company over the past eleven years, specifically with regards to major decisions made by the Company regarding its technological capabilities as well as the day-to-day technological aspects of our operation, the Audit Committee and Board of Directors believe that Mr. Waxe's continued service as a director is in the best interests of the Company.

Mr. Shlomo Waxe and Mr. Efraim Kunda qualify as “independent directors” under the rules of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanex-Oxley Act") applicable to audit committee members and under the rules of the New York Stock Exchange. These nominees have been approved by our Board of Directors.

If elected, each nominee will be entitled to remuneration equal to that paid to our external directors, in accordance with the regulations promulgated under the Companies Law, as approved by the Company's compensation committee, board of directors and shareholders in January 2017. Specifically, each of our external directors is paid the maximum amount of compensation payable to an external director of a dual-listed company under the applicable law and regulations, which is in the amount of NIS 134,180 per year and NIS 4,035 per meeting which such external director attends (including meetings of committees of the Board of Directors), adjusted for changes in the Israeli Consumer Price Index for October 2015. In addition, if elected, each nominee will be entitled to the same insurance, indemnification and exculpation arrangements as currently in effect for the Company’s directors based on the Company's compensation policy, as approved by the Company's compensation committee, board of directors and shareholders in January 2017.

Our statutory external directors, Ronit Baytel and Joseph Barnea, were reelected in June 2017 for an additional term until the Company's 2018 Annual General Meeting.

Our cellular license (as amended in January 2017) requires that at least 10% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint one director, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint two directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our cellular license that Israeli citizens and residents from among our founding shareholders hold at least a certain percentage of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. Accordingly, as its appointee to our Board of Directors, DIC designated Ami Erel, our Chairman, in September 2014, for an indefinite period, and his appointment as our director does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Mauricio Wior has served as our Vice Chairman of our Board of Directors since January 2017. Mr. Wior has served as Deputy Chairman of the Board of Directors of Shufersal Ltd. and of Israir Aviation and Tourism Ltd. since 2016, a member of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, IDB's controlling shareholder, since 2006, a member of the board of directors of Banco Hipotecario in Argentina, a substitute director in DIC, the Company's controlling shareholder, since 2014 and a member of the board of directors of additional private companies in Argentina. From 1990 to 2005, Mr. Wior served as the Chairman and CEO of cellular operators in Argentina, Uruguay, Chile, Ecuador, Peru and Venezuela, and as a senior executive of BellSouth Telecommunications, LLC. Mr. Wior holds a B.A in finance and accounting and an M.B.A. in business management, both from Tel Aviv University.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe served as Director General of the Israel Association of Electronics and Software Industries from 2006 to 2016.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd. and until May 2012, served as a board member of Tambour Ltd. Mr. Waxe holds a B.A. in political science from the University of Haifa.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda has served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in economics from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

1. "RESOLVED, that Mauricio Wior be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2018 Annual General Meeting."

2. "RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2018 Annual General Meeting."

3. "RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately until the Company's 2018 Annual General Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 - Amendment of the Company’s Compensation Policy

 According to the Israeli Companies Law, or the Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. The Company's Compensation Policy for Executive Officers and Directors, or the Compensation Policy, was so approved in January 2017.

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

In October 2017, our Board of Directors approved, following the recommendation of our Compensation Committee, amendments to the Compensation Policy. Under the amendments and subject to further approvals required by law (as detailed above), the Company may (1) provide its executive officers a special cash bonus for outstanding achievements or efforts, such as the accomplishment of a special business endeavor in relation to a unique or extraordinary business activity or other special circumstances, in advancement of the Company's goals; and/ or (2) pay the statutory director's fee to a director nominated or appointed by our controlling shareholder, who does not hold an active role in the Company, directly to such director as an alternative to paying such fee to our controlling shareholder under our management agreement with our controlling shareholder, if such agreement is in effect. The amended Compensation Policy is attached hereto as Appendix A. The words proposed to be added are highlighted in boldface font and underlined and the words proposed to be deleted are indicated by strikethrough.

At the Meeting, shareholders will be asked to approve the amended Compensation Policy, attached hereto as Appendix A, for a period of three years commencing on the date of the Meeting.

Required Approval

The approval of the amended Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the amended Compensation Policy voted at the meeting vote in favor of the approval of the amended Compensation Policy; or  (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the amended Compensation Policy does not exceed 2% of the aggregate voting rights in the Company. Koor is deemed to be a controlling shareholder of the Company. According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.  Our officers and directors are deemed to have a personal interest in this matter. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s amended Compensation Policy, attached as Appendix A to this proxy statement, is hereby approved for a period of three years commencing on the date of the Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5 – Approval of Annual Cash Bonus formula for the Company's CEO

Under the Company's Compensation Policy, the Annual Cash Bonus payout for the Company's executive officers is determined based on actual performance of the Company and the executive officer in question (after elimination of material one-time and reevaluation influences), in each of the performance objectives set for each executive officer, measured based on a performance matrix. The Compensation Policy sets the following objectives and weights for the Company's Chief Executive Officer: corporate performance objectives – 80% of the overall performance score, and qualitative individual performance objectives – up to 20%.

To date, Mr. Nir Sztern, our CEO's annual cash bonus payout was in accordance with his employment agreement, which preceded the initial adoption of our Compensation Policy and entitled  Mr. Sztern  to an annual bonus equal to nine months' salary, which increased or decreased in proportion to our annual EBITDA, with a minimum of six months' salary and a maximum of 15 months' salary, linked to the Israeli CPI, in respect of which no social benefits were paid or accrued. Mr. Sztern's annual bonus for 2016 amounted to approximately NIS 1.04 million. As of 2017, Mr. Stern shall be entitled to an annual target bonus of 10 monthly salaries, which shall increase or decrease (with no minimum bonus guaranteed) in proportion to his performance score in comparison to the combined performance target, as outlined in our Compensation Policy (attached hereto as Appendix A) and subject to the approval of the proposed CEO Annual Cash Bonus Formula. For additional information about Mr. Sztern's compensation package, see Item 6 below.

In October 2017, the Company's Board of Directors approved, following the approval of the Company's Compensation Committee, an Annual Cash Bonus formula for our CEO under the Compensation Policy, commencing as of 2017, setting the corporate performance objective to be the Company's EBITDA target for the relevant year and its weight out of the overall performance score to be 80%, while the weight of the individual performance objectives will be 20%.  The annual individual performance objectives and the extent to which they were satisfied by the CEO each year will be determined by the Company's Compensation Committee and Board of Directors (the "CEO's Annual Cash Bonus Formula").

At the Meeting, shareholders will be asked to approve the CEO's Annual Cash Bonus Formula commencing as of 2017 and until resolved otherwise.

Required Approval

The approval of the CEO's Annual Cash Bonus Formula requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the CEO's Annual Cash Bonus Formula voted at the meeting vote in favor of the approval of the CEO's Annual Cash Bonus Formula; or  (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the CEO's Annual Cash Bonus Formula does not exceed 2% of the aggregate voting rights in the Company. Koor is deemed to be a controlling shareholder of the Company, and our CEO has a personal interest in this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 4 above, under the caption "Required Approval".

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the CEO's Annual Cash Bonus Formula commencing as of 2017, is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 - Approval of Special Cash Bonus for the Company's CEO

In April 2017, the network sharing agreement the Company entered with Electra Consumer Products Ltd., or Electra (and applied to Golan Telecom, when owned by Electra), in January 2017, came into effect upon the consummation of Electra's acquisition of Golan. This agreement was the beneficial result of protracted and relentless efforts to secure such a long-term agreement and revenues to the Company, commencing with preventing Golan from transferring its business to another operator, through facilitating the purchase of Golan's share capital by a third party, negotiating and entering a network sharing agreement with Marathon 018 Xfone Ltd. and another with Electra, which simultaneously entered an agreement to purchase Golan's share capital, overcoming obstacles and obtaining the regulators' approvals.

Under the Golan network sharing agreement, the Company is entitled to payments exceeding NIS 2 billion over the next 10 years. In recognition of the Company's CEO Mr. Sztern's central role in pursuing and obtaining this agreement and securing such payments to benefit the Company and increase its value, in recognition of the special and continued efforts of Mr. Sztern in leading the Company through challenges and fierce competition in all aspects of its operation, in maintaining its leading position in the cellular market and substantially increase its stake in the landline market, specifically in the wholesale landline market and TV services, and strengthening its position as a leading communications group, in October 2017  Board of Directors approved, following the approval of the Company's Compensation Committee, a special cash bonus to Mr. Sztern, in the amount of NIS 1,100,000 (the "Special Cash Bonus"), subject to the proposed amendment to our Compensation Policy (as described in Item 4 above), and after confirming that such Special Cash Bonus, as well as Mr. Sztern's total compensation package, subject to the approval of the proposed CEO Annual Cash Bonus Formula (as described in Item 5 above), is in accordance with our amended Compensation Policy. In approving the aforesaid, our Compensation Committee and Board of Directors reviewed peer group analysis of special bonus payments granted to other CEOs and concluded that Mr. Sztern's proposed Special Cash Bonus is reasonable.

Mr. Sztern's compensation package further includes: (1) a gross monthly salary of NIS 120,000, linked to the Israeli CPI (which has not been updated since he commenced his position as CEO in January 2012); the aggregate cost to us of Mr. Sztern's monthly salary in 2016 amounted to approximately NIS164,800  (approximately $46,699), which includes his gross salary plus social benefits, payments for social security, medical insurance and benefits, vacation, convalescence or recreation pay, company car, company phone, tax gross-up payments and other benefits and perquisites consistent with our policies; (2) an annual bonus as detailed in Item 5 above; and (3) equity-based compensation under our share option plan. Mr. Sztern's equity-based compensation expenses to us in 2016 amounted to approximately NIS 1.1 million. This represents the equity-based compensation expenses recorded in our 2016 consolidated financial statements, based on the fair value of his stock options on the date of grant thereof, in accordance with accounting guidance for equity-based compensation.

At the Meeting, shareholders will be asked to approve the Special Cash Bonus for the Company's CEO.

Required Approval

The approval of the Special Cash Bonus for the Company's CEO requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Special Cash Bonus for the Company's CEO voted at the meeting vote in favor of the approval of the Special Cash Bonus for the Company's CEO; or  (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the Special Cash Bonus for the Company's CEO does not exceed 2% of the aggregate voting rights in the Company. Koor is deemed to be a controlling shareholder of the Company, and our CEO has a personal interest in this proposal. For information regarding personal interests under the Companies Law and related voting procedures, please see Item 4 above, under the caption "Required Approval".

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Special Cash Bonus for the Company's CEO, is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 7 – Re-appointment of Independent Auditors

In 2016, our Annual General Meeting of shareholders appointed Somekh Chaikin, a member of KPMG International, and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited, both independent certified public accountants in Israel, as our joint independent auditors until the 2017 Annual General Meeting. As previously reported, in July 2017 Keselman & Keselman concluded serving as the Company’s joint independent registered public accounting firm. At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the re-appointment of Somekh Chaikin as our independent auditor until the 2018 Annual General Meeting.

A representative of the Somekh Chaikin will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors. Such fees paid to our independent auditors for the past fiscal year are disclosed under Item 16C of our 2016 Annual Report and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be re-appointed as the independent auditor of the Company until the Company's 2018 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 8 - Consideration of the 2016 Financial Statements

Our audited financial statements for the year ended December 31, 2016 are included in our 2016 Annual Report. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.govand on our website at http://investors.ircellcom.co.il/sec.cfm. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2017 Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than October 26, 2017. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 2, 2017.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than November 19, 2017 . Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors, Liat Menahemi Stadler VP Legal and Corporate Secretary

Dated: October 19, 2017

Appendix A

Cellcom Israel Ltd.

Compensation Policy

Preamble

The Company’s compensation policy is designed to align executive officer compensation with the Company’s performance and to reflect best practices in executive officer compensation. The Company has created a pay-for-performance policy that is designed to align executive officer and shareholder interests by reinforcing the long-term growth, value creation and sustainability of the Company. The structure is designed to encourage a high degree of execution and rewards individuals for the achievement of objectives that ultimately create shareholder value. The structure is further designed to prevent executive officers from taking unnecessary risks in order to enlarge their compensation. The objective of the compensation policy is to attract, motivate and retain a talented management team that will continue providing unique solutions in a highly competitive and rapidly changing marketplace and deliver long-term value for all shareholders.

The Company's executive officer compensation policy refers to three main elements of compensation that include base salary, cash bonus compensation and equity-based compensation. The compensation package for each of our executive officers will include these three components.

The Compensation Committee and Board of Directors approve, periodically review and oversee the application of the Company's executive officer compensation programs.

Our Board of Directors monitors our executive officers' compensation structure annually in order to ensure that target total compensation for our executive officers is appropriate, considering our peer companies, overall company performance, individual executive officer's scope and size of responsibilities and performance during the previous year.

The policy will apply to any compensation determined after approval by the Company's shareholders and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of executive officers existing prior to the adoption of this compensation policy by the Company.

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled, will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Israeli Companies Law, 1999, or the Companies Law, and the regulations promulgated thereunder.

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

●	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and

●	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

Effectively aligning the objectives of executive officer compensation with the interests of shareholders requires adopting compensation programs that motivate leadership to drive company performance to achieve sustainable top performance. To that end, our Board of Directors, at the recommendation of our Compensation committee, will establish cash and equity-based compensation plans with targets focused on rewarding individuals for strong company performance. In addition, because we believe that individuals should be rewarded based on the results of their contributions, we also consider individual performance in awarding incentive compensation.

Compensation Philosophy and Strategy

Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

●	Drive the Company’s overall business strategy and results as they relate to long-term value creation;

●	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;

●
Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

●	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

Compensation Risk Assessment

In designing our compensation policy, we reviewed our compensation policies and practices in order to determine whether they create risks that are likely to have a material adverse effect on the Company. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Among the elements evaluated were the following:

●
The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;

●	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;

●	Independent oversight by the Compensation Committee;

●	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;

●	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;

●
The structure of our Annual Cash Bonus and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

●	The cap on our executive officers' Annual Cash Bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's, as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.

Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the ratio between our executive officer total target compensation and the total compensation of the rest of the company's employees and the Subcontractors' Employees engaged by the Company (as such term is defined under the Companies Law), and specifically the ratio to the average total compensation and the median total compensation of such employees, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data. Our Compensation Committee and Board of Directors considered these ratios in the Company and determined that they do not adversely influence the working relations in the Company.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the Annual Cash Bonus award and maximum equity-based compensation for our executive officers, as well as a cap for the Special Cash Bonus, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Change in Compensation at CEO Discretion. A change in the compensation package of an executive officers which reports to the CEO, which results in an increase of such executive officer's total compensation package by no more than 2.5%, may be approved solely by the CEO, provided all elements of compensation of such executive officer will continue to meet the requirements of the compensation policy.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

•	Base salary;

•	An Annual Cash Bonus award and possible Special Cash Bonuses;

•	Equity-based compensation awards; and

•	Termination arrangements

Compensation Mix. Base salary and Annual Cash Bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

•	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;

•	Annual Cash Bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and

•	equity-based compensation* - 15%-45% for our CEO and 10%-40% for other executive officers.

*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated above represent the targeted compensation mix desired by the Company; however the actual ratio between fixed and variable elements may vary based on performance.  For example, in a year with no or limited Annual Cash Bonus, the percentage of base salary out of total compensation may be higher than stated above. The ranges above do not consider any Special Cash Bonus that our Compensation Committee and Board of Directors (and shareholders – in relation to our CEO) may decide to grant to an executive officer, as detailed under Special Cash Bonus below.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the Annual Cash Bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Base Salary. The base salary varies between executive officers, and is individually determined according to past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the executive officer. Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, we will seek to establish a base salary that is competitive with the base salaries paid to executive officers of a peer group of companies.

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated*.

The base salary may be linked to the Israeli Consumer Price Index, or CPI.

*  The Company's executive officers’ average base salary percentile in 2017 (in relation to their peer group), based on a peer group analysis conducted by Prof. Moshe Zviran Ltd., an independent compensation consultant, in April 2017, was approximately 50%. The benchmarking indicates that the target Base Salary (i.e. 25%-75% percentiles of each executive officer's peer group salary), when applied to our CEO, ranges approximately between NIS 130K and NIS 160K and when applied to our other executive officers, ranges approximately between NIS 52K to NIS 90K per month.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:

•	Vacation of up to 30 days per annum;

•	Sick days of up to 30 days per annum;

•	Convalescence pay equivalent to up to 10 days per annum;

•	Monthly remuneration for an education fund, as allowed by applicable law;

•	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and

•	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits; gifts for holidays and personal occasions (such as nuptials or birth of a child or grandchild), or for special projects; medical insurance, annual medical examination, professional associations membership fees etc., including tax gross-ups; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Annual Cash Bonus. The Compensation Committee sets the annual cash bonus performance objectives and target annual bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board ("Annual Cash Bonus").  For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The Annual Cash Bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

•
Corporate performance objectives may include EBITDA*, net income, free cash flow*, Net Promoter Score, or NPS (indicating our subscribers' satisfaction with our services) and other Company performance objectives which the Company decides to focus on in a specific year. Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

•
Quantitative individual performance objectives may include specific NPS, the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

•
Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

* EBITDA and Free Cash Flow are non-IFRS measures. For a definition of EBITDA see footnote (4) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2014, 2015 and 2016". Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Any payout of Annual Cash Bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 60% of the Company's EBITDA for the previous year. Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year, and are provided in order to assure shareholders that no Annual Cash Bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target Annual Cash Bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the Annual Cash Bonus our executive officers may be entitled to:

Notwithstanding the aforesaid, for our executive officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the final Annual Cash Bonus payout based, among other things, on the Annual Cash Bonus performance score and/or additional considerations relevant to the performance and objectives of the Company and the relevant executive officer, including qualitative criteria.

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive an Annual Cash Bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to an Annual Cash Bonus for that year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the Annual Cash Bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' Annual Cash Bonuses per annum shall not exceed 2% of the EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the Annual Cash Bonus for that year.

Special Cash Bonus. The Company may grant, subject to approvals required by law, a special bonus to one or more executive officers that have shown a special contribution, considerable efforts or special achievements, in relation to a unique or extraordinary business activity or other special circumstances, in advancement of the Company's goals (the "Special Cash Bonus"). The Special Cash Bonus is a separate bonus from the Annual Cash Bonus mentioned above. The Special Cash Bonus will be determined by quantitative and/or qualitative parameters, and while considering the personal contribution of the executive officer. The maximum payout for the Special Cash Bonus during the term of the Compensation Policy with respect to any executive officer will be the greater of: (a) 7 base monthly salaries, or (b) 150% of the Target Bonus minus any Annual Cash Bonus payout for the relevant year. Any Special Cash Bonus with respect to the CEO will require approval by our shareholders' meeting in addition to the Compensation Committee and board of directors' approval. The aggregate maximum payout cap for Annual Cash Bonuses of all of the executive officers, as described in the previous section of this policy, shall apply also to the aggregate payout of the Special Cash Bonus of all of the executive officers, so that the aforesaid cap shall apply to the aggregate payout of all cash bonuses under this policy.

Equity-based compensation Plan. Under the Company's 2015 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:

•
Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares.

•
The exercise price of equity-based awards will be set so as to induce an incentive for long term value creation, but in any case, not lower than the higher of 5% above the average market price of the Company's share during the 30 day period preceding the date of grant, and the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

•
The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

•
The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 6 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part.

Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the Company, the Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

The Company may approve, upon termination of an executive officer’s employment, to amend the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors

All directors(other than Executive Directors, as defined hereinafter), including external directors, independent directors, directors who are affiliated with our controlling shareholder or nominated or appointed by our controlling shareholders ("Controlling Shareholder Directors") and other directors, will be entitled to a directors fees in accordance with the amounts of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time, and up to the maximum amounts allowed) and will not receive cash bonuses or equity-based compensation. Such directors' fees in relation to Controlling Shareholder Directors may be paid either directly to the director or to the controlling shareholder through a management agreement (if such agreement is in effect).

Our Controlling Shareholder Directors who hold an active role in the Company ("Executive Directors"), which may include the chairman of the Board of Directors, may be entitled to compensation from the Company (instead of the above directors fees) which may include an annual fixed payment and equity-based compensation. The provisions regarding our CEO's base salary and equity–based compensation detailed above in this policy, shall apply mutatis mutandis to the annual fixed payment and equity-based compensation such Executive Directors shall receive for their services, assuming a full time position as our Executive Directors. A part-time position may entitle our Executive Directors to a corresponding portion of annual fixed payment and equity-based compensation. Our Executive Directors will not receive a cash bonus.

Indemnification

Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses.

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed US$100 million per claim in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy and the deductible will not exceed US$ 0.5 million per claim. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) does not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI. The approval of the compensation policy by our shareholders shall not be considered as approval of the indemnification amount to the Company's office holders (over the amounts received from the Company's insurance policy).

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 19, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary